UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 8, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                         KPN sells its 18% holding in Infonet Services Corporation, dated November 8, 2004.

Press release

Date
KPN sells its 18% holding in	November 08, 2004
Infonet Services Corporation	Number
056pe

KPN announces that it is to sell its 18% holding in Infonet Services Corporation (ISC) to British  Telecom Plc. (BT). Infonet is a global provider of voice and data communications solutions. In return for the sale of its 18% holding in Infonet, KPN will receive approximately USD 170 million in cash.

Under the terms of the agreement, approved by the boards of BT and Infonet, shareholders of Infonet will receive USD 2.06 cash per share. The transaction is subject to regulatory approvals and is expected to be completed during the first half of 2005. Infonet’s other major shareholders Telefonica, KDDI, TeliaSonera, Telstra and Swisscom are selling their holdings simultaneously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 10, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel